EXHIBIT 8.1

                            SNOW BECKER KRAUSS, P.C.
                                605 Third Avenue
                              New York, N.Y. 10158

                                                February 19, 2003

AmeriFirst Fund, I, LLC
814 North Highway A1A, Suite 300
Ponte Vedra Beach, FL 32082

AmeriFirst Fund, I, LLC
814 North Highway A1A, Suite 300
Ponte Vedra Beach, FL 32082

      Re: AmeriFirst Fund I, LLC - Federal Tax Opinion Exhibit 8.1 Registration Statement on Form S-1 (File No. 333-98651)

Ladies and Gentlemen:

      This is an opinion which you have requested as to the summary of federal income tax consequences set forth in the section entitled "RISKS FACTORS," under the subheading "Tax Risk Factors" and in the section entitled "FEDERAL INCOME TAX CONSEQUENCES" of the prospectus ("Prospectus") which is this firm's opinion set forth in the Form S-1 Registration Statement for AmeriFirst Fund I, LLC (the "Fund") filed with the Securities and Exchange Commission in connection with the registration under the Securities Act of 1933, as amended. The Fund, a Florida limited liability company, proposes to issue and sell up to $100,000,000 aggregate principal amount of Units of limited liability company interests ("Units") in the Fund as set forth in the Operating Agreement of the Fund attached as Exhibit B to the Prospectus dated as of September 25, 2002.

      We have been retained to represent AmeriFirst Financial Services, Inc. (the "Manager") and the Fund in connection with the offering of the Units. We have not represented the members, or any other party in connection with the preparation of this opinion or the offering of Securities by the Fund. In rendering this opinion, we have examined the following:


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      1.    The Amended and Restated Operating Agreement of the Fund, dated as of September 25, 2002, as amended (the "Operating Agreement").

      2. The Articles of Organization of the Fund filed with the Office of the Secretary of State of the State of Florida (the "Articles").

      3.    The Prospectus.

      4. Such other documents and instruments we have considered necessary for rendering the opinions hereinafter set forth, including, but not limited to, the Subscription Agreement.

      In our examination of the forgoing, we have assumed the authenticity of original documents, the accuracy of copies and the genuineness of signatures.

      We have also conducted various meetings, discussions and conversations with the Manager regarding the offer and sale of the Units. Nothing has come to our attention in our representation of the Fund that would make it unreasonable to assume that the above documents will be utilized in the manner intended as set forth in those documents. However, we have not independently verified any of the facts or representations contained in such documents.

      As to matters of fact, we have relied upon certificates of the Manager, public officials or other persons and other documents and have assumed the genuineness of all signatures, the authenticity of all documents purporting to be originals, and the conformity to the originals of all documents purporting to be copies thereof.

      In rendering this Opinion, we have assumed that: (1) each other party that has executed or will execute a document, instrument or agreement to which the Fund is a party duly and validly executed and delivered each document, instrument or agreement to which such party is a signatory and that such party's obligations set forth therein are its legal, valid and binding obligations, enforceable in accordance with their respective terms; (2) each person executing any document, instrument or agreement on behalf of any such party is duly authorized to do so; and (3) each natural person executing any instrument, document or agreement referred to herein is legally competent to do so.

      We are lawyers admitted to practice in New York and have reviewed such laws of the United States and New York as we have deemed necessary for the purpose of providing the opinions set forth herein. We have not reviewed the laws of any jurisdiction other than the United States and New York, and accordingly, we express no opinion herein as to the laws of any other state or jurisdiction.

      Capitalized terms used herein and not otherwise defined in this opinion shall have the same meaning as they have in the Operating Agreement, as the context requires.


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      We have made the following observations and assumptions based on the documents which we have reviewed for purposes of our opinion and our discussions and conversations with the Manager:

      1. That (i) the Fund has an objective to carry on business for profit and derive the gains therefrom; (ii) the Fund has taken, and will in the future continue to take all action necessary under the laws of Florida and any other applicable jurisdiction to permit it to conduct business in those states as contemplated by the Operating Agreement; and (iii) the offer and sale of the Units have been made in strict compliance with the terms of the Prospectus;

      2. That (i) income and losses of the Fund each year will be computed in accordance with the applicable provisions of the Code and the regulations promulgated thereunder, and (ii) no actions will be taken by the Fund or by any of the Partners after the date of this opinion which would have the effect of changing the tax results set forth below.

      3. That the Fund will be operated in accordance with the Operating Agreement, and it will have the characteristics described in the Prospectus and will be operated as described in the Prospectus.

      4. That the Fund will not elect to be taxed as an association for Federal income tax purposes under the check the box regulations.

      5. That the life insurance policies will purchased on substantially the terms and conditions described in the Prospectus under "Business".

      6. That the Manager will take certain steps to enforce restrictions in the Operating Agreement limiting the transfer of the units to decrease the likelihood that the ownership of the Trust could cause it to be treated as a publicly traded partnership for purposes of Sections 7704 469(k), and 512(c) of the Code even if its income were treated as other than passive interest income.

      7. That potential purchasers of Units have been fully informed that the sale, transfer and assignment of the Units are subject to restrictions and may not be sold, transferred or assigned except in accordance with the terms of the Operating Agreement of the Fund.

      This opinion is based upon the provisions of the Internal Revenue Code of 1986 (the "Code"), as amended the applicable Treasury Regulations promulgated thereunder (the "Regulations") and proposed Treasury Regulations (the "Proposed Treasury Regulations"), current administrative rulings and judicial opinions of the foregoing, all existing as of the date of this letter. It must be emphasized, however, that all such authority is subject to modification at any time by legislative, judicial and/or administrative action and that any such modification could be applied on a retroactive basis. Future tax

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proposals may have a material adverse effect on the potential tax benefits that may be expected to be realized from an investment in the Fund. Even under current law, the existence and amount of deductions expected to be claimed by the Fund depend on certain factual determinations and characterizations (such as whether the Fund by reason of its activities is a "dealer") and such determinations and characterizations may be subject to challenge by the Internal Revenue Service (the "Service") upon an audit of either the personal tax return of a Partner or of the Fund.

      Certain provisions of the Code apply to tax shelters. For this purpose, tax shelter means an entity including a limited liability company (such as the Fund) if the principal purpose of the entity, plan or arrangement, based on objective evidence, is the avoidance or evasion of Federal income tax if that purpose exceeds any other purpose. It is our opinion that the Fund will not be considered a "tax shelter." In rendering this opinion, we have considered the relevant professional standards, including the requirements of Revised Formal Opinion 346 issued on January 29, 1982 by the American Bar Association's Standing Committee on Ethics and Professional Responsibility and Treasury Department Circular 230, as modified by 31 C.F.R. Part 10, ss. 10.7 (February 14, 1984). Generally speaking, under Opinion 346 and Circular 230, counsel must consider all material tax issues in light of the facts and must fully and fairly address all such issues. Further, where possible, an opinion should be formulated as to the likely outcome on the merits of all material tax issues. In addition, an overall evaluation should be made of the extent to which tax benefits of the proposed investment in the aggregate are likely to be realized.

      The Fund will not request a ruling from the Service as to any tax matters related to the herein described transactions. While the Fund will receive this opinion as to certain tax matters, it is not binding upon the Service. Thus, there can be no assurance that the Service will not contest one or more of the conclusions reached herein, or one or more tax matters as to which no opinion is expressed herein, nor can there be any assurance that the Service will not prevail in any such contest. Further, even if the Service was not successful in any such contest, the Fund, in opposing the Service's position, could incur substantial legal, accounting and other expenses.

OPINION

      As more fully described in the section of the Prospectus entitled "FEDERAL INCOME TAX CONSEQUENCES" and specifically subject to the qualifications set forth therein, it is our opinion that:

      The discussion of the income tax consequences set forth in the section of the Prospectus entitled "RISKS FACTORS" under the subheadings "General Tax Risks" and in the sections entitled "FEDERAL INCOME TAX CONSEQUENCES" is this firm's opinion, and an accurate statement of the matters discussed therein and, to the extent such discussion involves matters of law, is correct under the Code, the Regulations, and existing interpretations.

Classification as a Partnership


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      Under IRS Regulations published in Treasury Decision 2697, effective
January 1, 1997, a limited liability company ("LLC") can be classified as either a partnership or a corporation under the so-called check-the-box Regulations. The Company intends to elect to be tax as a partnership pursuant to those Regulations. Therefore, owners of membership interests in the Company will be taxed in the same manner as partners in a partnership. The following describes the manner in which individuals who are owners of membership interests and the Company are taxed under the current law. Thus, in general, the opinion only deals with tax consequences to individuals investing in the Company.

      For taxable years beginning after 1987, a publicly traded partnership is taxed as a corporation unless 90 percent of such partnership's income is passive-type income. On the first day that a publicly traded partnership is treated as a corporation under these rules, the partnership is treated as having transferred all of its assets (subject to its liabilities) to a new corporation in exchange for the stock of such corporation, followed by a distribution of the stock to its partners in liquidation of its partnership interests. A publicly traded partnership is a partnership that is traded on an established securities market, or is readily tradable on a secondary market, or the substantial equivalent thereof.

      The Operating Agreement of the Company imposes restrictions on the transfer of membership interests designed to preclude the Company from becoming a publicly traded partnership. There is no assurance that the Internal Revenue Service will respect such restrictions should transfers of Membership Interests be made contrary to the restrictions in such a manner as to result in the conditions for classification as a "publicly traded" partnership taking place. However, aside from the fact that such restrictions will make it unlikely that the Company will become a publicly traded partnership, private letter rulings issued with respect to a similar issue indicate that the IRS will respect such limitations. Under Section 382 of the Code, certain transfers of shares can cause a sufficient change in ownership to result in a significant reduction in available net operating loss carry-overs. In a number of private letters rulings, the IRS has ruled that stock transfer restrictions designed to preclude such an ownership change will be given effect for tax purposes provided that such restrictions are enforceable under the local law in accordance with their terms, and provided that the enforcement mechanism adopted by the business to enforce the stock transfer restrictions has been complied with, Under those circumstances, the IRS ruled that a purported acquirer of the loss corporation's stock shall not be treated as having acquired ownership of the prohibited shares. The IRS also ruled, however, that should a court rule that the stock transfer restriction is unenforceable , then ownership of the prohibited shares will be treated as having been acquired by the purported acquirer on the date the shares were actually acquired. Ltr. Rul. 9351011 of 9/23/1993; Ltr. Rul. 8949090 of 9/11/1989; Ltr. Rul. 20024047 of 6/19/2000.

      Although the private letter rulings were issued with respect to a different tax provision and, as private letter rulings, are only precedential with respect to the taxpayer to which the ruling is addressed, it is our opinion that the position taken by the IRS will be applied to the Company's restrictions on transfer of membership interests intended to preclude the Company from becoming publicly traded since the issues are comparable.


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Taxation of Partnership and Partner.

      The Federal income tax laws recognize a partnership as an entity having its own taxable year (within limits) and having its own income and losses. A partnership computes its income much as an individual does. However, once its income for its tax year is determined, the partnership does not, in general, pay taxes. IRC Sections 701, 703. As noted, certain publicly traded partnerships are subject to tax at the entity level.

      The partnership reports its income on an information return (Form 1065). It also reports to each individual partner that partner's share of items of partnership income, gains, losses, deductions and credits (on Schedule K-1 Form
1065). A partner then reports on his or her individual income tax return and subject to any limitations applicable to him or her, his or her distributive share of the partnership's taxable income or loss, and separately stated items of partnership income, gain, loss deductions and credits. IRC Section 702 (a) Treasury Reg. Section 1-702-1(a). A partner's share of partnership miscellaneous itemized deductions is combined with his individual miscellaneous deductions for purposes of the two percent floor on such deductions. Temp Reg. Section 1-67 - 2T(b). A partner's share of the partnership's investment interest expense is combined with his or her individual investment interest expense to determine the amount deductible as investment interest. Rev Rule 84-131, 1984-2 CB, 37. A partner's distributive share of income, losses, and credits that are passive to the partner enter into the calculation of the taxpayer's passive income and losses and tax attributable to passive activities to determine whether passive credits may be taken and passive losses deducted (see discussion of passive income and loss infra).

      As a consequence of this "flow through" system of taxability, distributions during the year are not the measure of a partner's share of partnership income for a year. A partner may have taxable income without having received a distribution. The existence of conditions upon actual or constructive receipt is irrelevant for this purpose. Stonehill v. Comm., TC memo 1987- 405. Similarly, a partner may have a deductible loss even if the partner receives a distribution.

      A partner includes in his return for a year his distributive share of partnership items of income, gain, loss deductions and credits for the partnership year that ends in or at the same time as his own year. Since most individuals report on a calendar year basis, an individual partner generally includes partnership income for the same calendar year as a partnership that reports on the calendar year basis.

      A partner's "basis" is an account of his interest in the partnership for tax purposes; for example, to determine tax on cash distributions, gain or loss on sale, or the limit on loss deductions. Initially, a partner's basis is the amount of money and the adjusted basis of any property the partner has contributed to the partnership , it undergoes a series of adjustments, thereafter IRC Section 722, 705. A partner's basis is increased by any further contributions and by the partner's distributive share of taxable income, tax exempt income, and the excess of the deductions for the basis of the property subject to depletion. IRC Section 705 (a) (1). Treasury Reg. Section 1-705-1(a)
(z). His basis is


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decreased (but not below zero) by current distributions to the partner by the partnership and by his distributive share of losses, non-deductible expenditures not properly chargeable to capital, and decreased (but not below zero) by the amount of the partner's deduction for depletion with respect to oil and gas wells. IRC Section 705 (a) (2), 705 (a) (3).

      A partner's basis also includes his share of partnership liabilities. His basis is increased by any increase in his share of partnership liabilities as if he had made a cash contribution. IRC Section 752 (a), 705 (a). A partner is deemed to receive a cash distribution to the extent his share of partnership liabilities decreases. Thus, a partner's basis is decreased if his share of partnership liabilities decreases. IRC Section 752 (b), 705 (a) (2).

      Regulations provide an economic risk of loss analysis that is used to determine which liabilities are included in a partner's adjusted basis. For an organization such as the Company which is taxed as a partnership, a Company liability is treated as a recourse liability to the extent that any partner bears the economic risk of loss for that liability. Tres. Reg. Section 1.752-1(a)(1). A partner bears the economic risk of loss for a partnership liability to the extent that the partner (or certain related parties) would be obligated to make a payment to any person or a contribution to the partnership with respect to a partnership liability (and would not be entitled to reimbursement by another partner, certain parties related to another partner, or the partnership) if the partnership were to undergo a "constructive liquidation." A constructive liquidation would treat (1) all of the partnership's liabilities as due and payable in full; (2) all of the partnership assets (including money) except those contributed to secure a partnership liability, as worthless; (3) all of the partnership assets as disposed of in a fully taxable transaction for no consideration (other than relief from certain liabilities); (4) all items of partnership income, gain, loss, and deduction for the year as allocated among the partners; and (5) the partners' interests in the enterprise as liquidated. Treas. Reg. Section 1.752-2 (b)(1).

      Amounts paid or incurred to organize a partnership are not immediately deductible. They may be deducted ratably over a period of at least 60 months, starting with the month the partnership begins business. IRC Section 709 (b). These expenses include legal fees for services incident to organization, accounting fees for the establishment of the partnership accounting system and necessary filing fees. Treasury Reg. Section 1.709-2 (a). However, expenses to promote the sale of (or to sell) an interest in the partnership (syndication expenses) cannot be deducted and cannot be amortized. IRC Section 709 (a); Reg. Rul. 81-153, 1981-CB 387. They must be capitalized. Treas. Reg. Section 1-709-2
(b); Rev. Rul. 85-32, 1985-1 CB 186. Syndication expenses are those connected with issuing and marketing membership interests. For example, according to the Regulations, syndication expenses include brokerage fees, registration fees, legal fees for securities advice and advice pertaining to tax disclosures in the prospectus or prospective placement memorandum, printing costs of prospectus, placement memorandum and other selling and promotional motives. Treas. Reg 1.709-2 (b).

      A partner may not deduct his share of partnership losses in excess of his basis in his partnership interest determined as of the end of the partnership year in which the loss occurred (before reduction


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for the loss). Any excess loss may be deducted in succeeding years, but only to the extent of his basis at the end of the particular partnership year. IRC
Section 704 (d); Treas. Reg. Section 1.704-1 (d) (1).

      A partner may not deduct in a year a loss from any activity to the extent the loss exceeds the amount "at risk" in the activity IRC Section 465. Thus a partner may deduct losses of a partnership to the extent of his basis, but the partner may not deduct losses in excess of the amount he has "at risk" in the venture if that is less than his basis in his partnership interest.

      Current cash distributions (i.e. not in liquidation of a partner's interest) that are not in excess of the partner's adjusted basis in his partnership interest immediately before the distribution, are a nontaxable return of capital. IRC Sec 731(a). The partner's adjusted basis in his partnership interest is reduced by the amount of such cash distributions. IRC Sec 733. To the extent that a cash distribution to a partner exceeds his basis in his partnership interest immediately before the distribution, the partner realizes a gain that is taxed as a sale of partnership interest. This is true of a current cash distribution or a cash distribution in liquidation of a partner's interest.

      A decrease in a partner's share of nonrecourse liabilities is considered, for tax purposes, a cash distribution. IRC Sec 752 (b). To the extent that such a deemed distribution exceeds the partner's basis in his partnership interest, he has a taxable gain. IRC Sec 731 (a).

Transfer for Value Rule

      As a general rule, IRC Section 101(a)(2) provides that if a policy, or any interest in a policy, is transferred for valuable consideration, the death proceeds will generally be received exempt from tax only to the extent of the consideration paid by the transferee and net premiums, if any, paid by the transferee after the transfer. Also, any interest paid or accrued by the transferee or indebtedness with respect tot he policy is added to the exempt amount if the interest is not deduction under IRC Section 264(a)(2).

      The transfer for value rule does not apply where the policy is transferred to a partner of the insured or to a partnership in which the insured is a partner. IRC Sec 101(a)(20)(B). However, the partnership must actually operate as one and not exist in form only. Swanson v. Comm 75-2 USTC 9528 (8th Cir. 1975 affg T.C. Memo 1974-61. But, see, Let Rul 9309021. The service has ruled privately that members of a limited liability company such as the Company which is classified as a partnership for federal purposes, would be considered "partners" for purposes of the transfer for value rule. Let Rul 962013.

      The Company intends to purchase life insurance contracts from individual as who may be members of the Company prior to, or who may become members inc connection with such a purchase. Depending on the facts and circumstances of the transaction, the Company may take the position that the policy acquired is subject to the exception to the transfer for value rule noted above which permits


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the life insurance proceeds to be received income tax free under section 101(a)
of the Code. The Service may challenge such position by asserting, among other things, that the transaction was a sale of the policy followed by admission of the seller to membership in the Company. If the Service were successful, the proceeds would be included in the Company's income. Any such adjustment would increase taxable income reported to Members and could require the filing of amended tax returns.

Passive Loss Rules

      Under the passive loss rule, aggregate losses from "passive" activities may generally be deducted in a year only to the extent they do not exceed aggregate income from passive activities in that year; credits from passive activities may be taken against tax liability allocated only to passive activities. IRC Sec 469. A passive activity is any activity that involves the conduct of a trade or business in which the taxpayer does not "materially participate" IRC Sec 469(c).

      Whether an activity is passive or not with regard to an individual taxed as a partner is determined at the level of the partner (not at the level of the entity). Therefore, such rule will apply to each member. Such determination is made with regard to the entity's taxable year (not the partner's taxable year.) Temp. Treas. Reg ss.ss. 1.469-2T(e)(i), 1.469-3T (b)(3).

      In general, a taxpayer is considered to materially participate in an activity on a regular, continuous, and substantial basis. IRC Section 469(h)(1). The material participation requirement is met by an individual if he satisfies any one of the following five tests: (1) he does substantially all of the work required by the activity, (2) he participates in the activity for more than 500 hours during the year, (3) he participates in the activity for more than 100 hours during the year and meets certain other requirements, (4) he has materially participated in the activity, in 5 out of the 10 preceding years, determined without regard to this test; or (5) he materially participates in the activity, which involves the performance of personal services, in any three preceding years.

      An individual who is a limited partner in a partnership is treated as materially participating only if he also owns a general partnership interest, of if he can meet tests (2), (4) or (5). Temp. Treas. Reg.ss.1.469-5T. Members should anticipate that similar requirements will be applied to limited liability companies such as the Company. Accordingly, members should consider that, in the usual case, they will be subject to the passive activity loss rules.

      The determination as to whether a loss is disallowed under the passive loss rule is made after the application of (i) the limitations on the deductibility of losses in excess of basis with respect to investments in a partnership and (ii) the limitation of losses to the amount of "at risk" investment. A passive loss that would not be allowed because of the basis limitations or the at risk rule is suspended and carried forward under the basis and/or at risk provision, not the passive loss rule. The amount becomes subject to the passive loss rule in subsequent years when it would be otherwise allowable under both the basis and at risk limitations. Temp. Treas. Reg ss. 1.469-2T(d).


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      A passive loss or credit disallowed under the passive loss rule in one year may be carried over and taken in a later year in which the taxpayer has passive activity income or tax liability. IRC Sec 469(c). If a passive activity is disposed of in a fully taxable transaction, losses from the activity will receive ordinary loss treatment, (i.e., they may generally be used to offset other income of the taxpayer to the extent that they exceed net income or gain from all passive activities (determined without regard to the losses just discussed) for the year. IRC Sec. 469C(3).

"At Risk" Rule

      The "at risk" rule is a group of provisions in the IRC and the regulations that limit the current deductibility of "losses" generated by certain tax shelters and certain other activities to the amount the taxpayer actually has "at risk" (i.e. in the economic sense) in the business. The rule applies to those taxed as partners in entities such as the Company which are taxed as partnerships and which generate tax deductions in excess of the amount for which the investor actually bears the risk of loss. See, Sen. Rg. 94-938, 1976-3 CB (Vol. 3) 57, at 83.

      An individual has an amount "at risk" in an activity in an amount equal to:

      1. The amount of money he has contributed to the activity. Prop. Treas. Reg. ss.ss.1.465-6, 1.465-20, 1.465-25. In the case of an entity taxed as a partnership, amounts required to be contributed under the partnership agreement are not "at risk" until the contribution is actually made. If an individual borrows the money to purchase his membership interest, he is "at risk" only to the extent he is personally liable to repay such amounts, or to the extent he pledges as security property not used in the activity. Prop Treas. Reg 1-465-6.

      2. The partner's tax basis (for determining loss) in any property other than money contributed to the activity.

      3. Amounts borrowed in the conduct of the activity for use in the activity to the extent the individual is personally liable for the repayment.

      4. Amounts borrowed for use in the activity and for which the individual is not personally liable for repayment, but only to the extent he pledges property that is not used in the activity as security for repayment.

      "Loss" is given a special meaning for purposes of applying the at risk limitations. "At risk loss" is the excess of the income tax deductions (including deductions normally accorded special treatment, such as tax preferences, short-term loss, long term loss) attributable to the covered activity over the income received or accrued during the year from the activity. (Both deductions and income are determined without regard to the at risk provisions at this point.) Thus, otherwise allowable deductions may be taken freely against income generated by the activity regardless of the taxpayer's amount at risk


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in the activity. The at risk provisions act only to deny a deduction when the taxpayer attempts to use a loss incurred in the covered activity to offset income received by the taxpayer from a separate source. IRC Sec. 465; Prop. Treas. Reg 1.465-2(a).

      Losses disallowed because of the at risk rule may be carried forwarded indefinitely and deducted in future years to the extent that the activity produces net income for that year, or to the extent that the taxpayer's amount at risk has been increased by additional contributions, etc. to the activity. IRC Sec. 465(a)(2); Prop. Treas. Reg ss.1.465-2(b). However, because the "at risk loss" is made up of various deductions (including some normally accorded special tax treatment), the proposed regulations provide ordering rules that allocate the items of deductions between the current and carryover years. Items disallowed in the current tax year will retain their character when treated as deductions in succeeding years. Prop. Treas. Reg. ss. 1.465-38(b).

Alternative minimum tax

      In addition to the tax calculated under the normal rate, it is sometimes necessary for an individual taxpayer to pay a minimum tax. The alternative minimum tax ("AMT") is calculated by first determining the alternative minimum taxable income ("AMTI"), reducing the amount by the allowable exemption, and then applying the alternative minimum tax rate of 21% of the tax calculated in this manner and reduced by the alternative minimum tax foreign tax credit. To the extent the tax as calculated exceeds the regularly calculated tax (with adjustments) for the tax year, the excess is the alternative minimum tax IRC Sec. d55(a), 55(b).

      AMTI income is regularly calculated taxable income with adjustments made in the way certain items and treated for alternative minimum tax purpose, and increased by any items of tax preference. Based on the contemplated method of operation of the Company, no items of tax preference which must be added to gross income for purposes of calculating AMTI should be generated by the Company's operation.

      The IRC requires that the "at risk" limitations to applied separately with respect to each separate activity subject to the rules.

SCOPE OF OPINION

      In the preparation of the Prospectus and in rendition of this Opinion, we have sought to adhere to certain relevant professional standards embodied in federal regulations and in American Bar Association Formal Opinion 346 regarding the rendition of tax opinions. These standards direct a lawyer issuing certain tax opinions to consider all material tax issues and to address fully and fairly in the offering materials all the material tax issues which involve the reasonable possibility of a challenge by the Internal Revenue Service. The foregoing addresses, in our opinion, all material tax issues which involve a reasonable possibility of challenge by the IRS. We believe that this opinion, as set forth in the section


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in the Prospectus entitled "FEDERAL INCOME TAX CONSEQUENCES," addresses fully and fairly all such issues. It is not feasible to present in this opinion (and in the section of the Prospectus entitled "FEDERAL INCOME TAX" ("CONSEQUENCES") a detailed explanation of the effect of the tax treatment of limited liability companies originating, investing in, holding, selling and disposing of loans, or the tax treatment of investments in such limited liability companies. Further, although the transactions contemplated by the Prospectus are prospective in nature, we are not assuming an obligation to revise or supplement this Opinion Letter should applicable law be changed by legislative, judicial or administrative action or otherwise.

      There is no assurance that the Service will not raise issues that have not been discussed herein. The Service may disagree with our conclusions and may be upheld by a court. The Service has indicated that it will closely scrutinize activities such as those in which the Fund will be engaged, and there is a very substantial possibility that the Service will examine the Fund's activities and take positions adverse to the Fund. The foregoing risks are based upon the fact that the law, with respect to many of the issues, is still developing and there is little or no judicial precedent interpreting these issues either, in some cases, with respect to particular categories of taxpayers (such as tax exempt organizations) or in other cases for all categories of taxpayers (e.g., the scope of "portfolio income").

      No opinion is expressed with respect to Federal or state securities laws, state and local taxes, and Federal income tax issues other than those discussed herein, or any other Federal or state laws not explicitly referred to or discussed herein.

      Except as set forth herein, we have made no independent attempts to verify the facts or representations or assumptions made herein except to the extent we deem reasonable under ABA Formal Opinion 346 and 335 and in connection with our position as counsel to the Fund. Where we render an opinion "to the best of our knowledge" or concerning an item that "has come to our attention" or our opinion otherwise refers to knowledge it means a conscious awareness of facts or other information based upon: (1) any inquiry of attorneys within this firm; (2) receipt of a certificate executed by the Manager covering such matters; (3) such other actual investigation, if any, that we specifically set forth herein, Reference to "us" or "our" is limited to a reference to the lawyer who signs this Opinion letter or any lawyer of this firm who has been actively involved in preparing the documents.

      The opinions expressed in this letter are based solely upon the information and representations set forth above and we have not attempted, nor deemed it necessary, to verify independently the relevant or pertinent facts or representations. If there have been any misstatements of a fact or omission of any material facts, or any amendment or change in any document referred to herein, please notify us, since any misstatement, omission or change, after the date of this Opinion may effect all or part of this letter. We expressly disclaim any obligation to notify you of any changes in law that might take effect after the date hereof that would change or modify any of our opinions expressed above.


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

      This opinion is furnished to advise the Fund, the Members, and you concerning the federal income tax issues discussed herein. We have not represented the Members. Except as expressly set forth herein, this opinion may not be filed with or furnished to any other person, or any governmental agency, and may not be quoted in whole or in part or otherwise referred to in any context, without, in each instance, our prior written consent, and without, in each instance, the exercise of due diligence on your part to verify that there are no material errors or omissions of fact and no changes in the facts or in the text of the documents you have provided to us.

      We hereby consent to the inclusion of this opinion in the Registration Statement as an Exhibit thereto and to the references to our firm under the heading "FEDERAL INCOME TAX CONSEQUENCES" and "EXPERTS" in the Prospectus.

                                Very truly yours,


                                /s/ Snow Becker Krauss P.C.

                                SNOW BECKER KRAUSS, P.C.


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